Exhibit 12

Texas Instruments Incorporated and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(Millions of dollars)

	For Years Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Income before income taxes	$6,080	$4,930	$4,216	$3,874	$2,754
Equity method investments (gains) and losses	—	(3)	(4)	(3)	(6)
Add:
Fixed charges (from below)	88	89	100	107	105
Amortization of capitalized interest	1	1	1	2	2
Distributed income from equity investees	—	—	3	1	11
Subtract:
Capitalized interest	—	1	1	—	—
Total earnings	$6,169	$5,016	$4,315	$3,981	$2,866

Fixed Charges:
Total gross interest on debt (expensed)	$78	$86	$96	$103	$104
Capitalized interest	—	1	1	—	—
Amortization of debt discounts, premiums and debt issuance costs	—	(6)	(6)	(9)	(9)
Estimated interest element of rental and lease expense	10	8	9	13	10
Total fixed charges	$88	$89	$100	$107	$105

Ratio of earnings to fixed charges	70.1	56.4	43.2	37.2	27.3